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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Stamps.com Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

852857101

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G/A
CUSIP No. 852857101			Page 2 of 10

1.	Name of Reporting Person: Kevin Douglas		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,127,909(1)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,708,450(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,708,450

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.5%(3)

12.	Type of Reporting Person: IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 604,492 shares directly and jointly. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 523,417 shares.

(2)	Kevin Douglas has dispositive power with respect to 32,750 shares held by James E. Douglas, III and 547,791 shares held by the Douglas Family Trust.

(3)	Based on 22,649,427 shares of the Issuer’s Common Stock outstanding as of November 22, 2004, as reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2004.

2

13G/A
CUSIP No. 852857101			Page 3 of 10

1.	Name of Reporting Person: James E. Douglas, III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 32,750

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 32,750(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,750

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.14%(2)

12.	Type of Reporting Person: IN

(1)	Kevin Douglas has dispositive power with respect to 32,750 shares held by James E. Douglas, III.

(2)	Based on 22,649,427 shares of the Issuer’s Common Stock outstanding as of November 22, 2004, as reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2004.

3

13G/A
CUSIP No. 852857101			Page 4 of 10

1.	Name of Reporting Person: Douglas Family Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 547,791

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 547,791(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 547,791

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.4%(2)

12.	Type of Reporting Person: OO

(1)	Kevin Douglas has dispositive power with respect to 547,791 shares held by the Douglas Family Trust.

(2)	Based on 22,649,427 shares of the Issuer’s Common Stock outstanding as of November 22, 2004, as reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2004.

4

13G/A
CUSIP No. 852857101			Page 5 of 10

1.	Name of Reporting Person: James Douglas and Jean Douglas Irrevocable Descendants’ Trust(1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 523,417

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 523,417

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 523,417

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.3%(2)

12.	Type of Reporting Person: OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.

(2)	Based on 22,649,427 shares of the Issuer’s Common Stock outstanding as of November 22, 2004, as reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2004.

5

Item 1.

(a	)	Name of Issuer: Stamps.com Inc.

(b	)	Address of Issuer’s Principal Executive Offices: 12959 Coral Tree Place Los Angeles, CA 90066

Item 2.

(1	)(a)	NAME OF PERSONS FILING: Kevin Douglas James E. Douglas, III

(b	)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 1101 Fifth Avenue, Suite 360 San Rafael, California 94901

(c	)	CITIZENSHIP: United States

(d	)	TITLE OF CLASS OF SECURITIES: Common Stock

(e	)	CUSIP NUMBER: 852857101

(2	)(a)	NAME OF PERSONS FILING: Douglas Family Trust James Douglas and Jean Douglas Irrevocable Descendants’ Trust

(b	)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 1101 Fifth Avenue, Suite 360 San Rafael, California 94901

(c	)	CITIZENSHIP: California

(d	)	TITLE OF CLASS OF SECURITIES: Common Stock

(e	)	CUSIP NUMBER: 852857101

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a	)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b	)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c	)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d	)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e	)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f	)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g	)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h	)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i	)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j	)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable.

Item 4.       Ownership

     Reference is made to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G/A and associated footnotes, which Rows and footnotes are incorporated by reference herein.

     As of the date of the event which required the filing of this Schedule 13G/A, the Reporting Persons held directly the following number of shares of the Issuer’s Common Stock:

COMMON STOCK
REPORTING PERSON	DIRECTLY HELD

Kevin Douglas (1)	604,492
Douglas Family Trust (2)	547,791
James Douglas and Jean Douglas Irrevocable Descendants’ Trust (3)	523,417
James E. Douglas, III (2)	32,750

Total	1,708,450

(1)	Kevin Douglas and his wife, Michelle Douglas, hold these shares both directly and jointly.

(2)	Kevin Douglas has been granted dispositive power over the shares held by this reporting person.

(3)	Kevin Douglas and his wife, Michelle Douglas, are co-trustees of this trust.

     Each of the reporting persons hereunder may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other reporting persons hereunder. Although the reporting persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G/A shall not be construed as an admission by any reporting person that such reporting person is a beneficial owner of any securities other than those directly or indirectly held by such reporting person.

Item 5.       Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.       Ownership of More Than Five Percent on Behalf of Another Person

     Not applicable.

Item 7.       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
                   Holding Company

     Not applicable.

Item 8.       Identification and Classification of Members of the Group

     See Item 4 of this Schedule 13G/A and the Joint Filing Agreement attached hereto as Exhibit A.

Item 9.       Notice of Dissolution of Group

     Not applicable.

Item 10.       Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005		/s/ Tim McGaw, as Attorney-in-Fact*

Kevin Douglas

Date: February 14, 2005		/s/ Tim McGaw, as Attorney-in-Fact*

James E. Douglas, III

DOUGLAS FAMILY TRUST

Date: February 14, 2005	By:	/s/ Tim McGaw, as Attorney-in-Fact*

	Name:	James E. Douglas, Jr.
	Title:	Trustee

Date: February 14, 2005	By:	/s/ Tim McGaw, as Attorney-in-Fact*

	Name:	Jean A. Douglas
	Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: February 14, 2005	By:	/s/ Tim McGaw, as Attorney-in-Fact*

	Name:	Kevin Douglas
	Title:	Trustee

Date: February 14, 2005	By:	/s/ Tim McGaw, as Attorney-in-Fact*

	Name:	Michelle Douglas
	Title:	Trustee

*	Pursuant to Limited Power of Attorney filed as Exhibit 24 to the Schedule 13G/A (Amendment No. 1) filed February 13, 2004.

EXHIBIT A

JOINT FILING AGREEMENT

     This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G/A to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares of the Common Stock of Stamps.com Inc., is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: February 14, 2005		/s/ Tim McGaw, as Attorney-in-Fact*

Kevin Douglas

Date: February 14, 2005		/s/ Tim McGaw, as Attorney-in-Fact*

James E. Douglas, III

DOUGLAS FAMILY TRUST

Date: February 14, 2005	By:	/s/ Tim McGaw, as Attorney-in-Fact*

	Name:	James E. Douglas, Jr.
	Title:	Trustee

Date: February 14, 2005	By:	/s/ Tim McGaw, as Attorney-in-Fact*

	Name:	Jean A. Douglas
	Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: February 14, 2005	By:	/s/ Tim McGaw, as Attorney-in-Fact*

	Name:	Kevin Douglas
	Title:	Trustee

Date: February 14, 2005	By:	/s/ Tim McGaw, as Attorney-in-Fact*

	Name:	Michelle Douglas
	Title:	Trustee

*	Pursuant to Limited Power of Attorney filed as Exhibit 24 to the Schedule 13G/A (Amendment No. 1) filed February 13, 2004.